Exhibit 17.5


BLAIR COADY
375 SIENN HIGHTS HILL SW
CALGARY ALBERTA T3H 3T5                                       February 1st, 2006


TO:      Shannon International Inc.; and
         The Board of Directors of
         Shannon International Inc.


Please accept this notice as my resignation as a director of, the President and Chief Executive Officer of Shannon International Inc. ("Shannon") effective immediately subject to our understanding and agreement that:

     1. Shannon will pay all salary arrears up to and including January 31, 2006 in the amount of $90,411.00 (GST included) from the first funds received by Shannon from any source whatever;

     2. Shannon will vest all options currently granted if not vested at this time and shall extend the expiry date on all options to December 31, 2006;

     3. I shall be paid a 5% finders fee upon closing any transaction to be negotiated between Shannon and a third party regarding Shannon's interest in the PEI permits and geophysical data;

     4. Shannon shall provide a written covenant not to initiate any legal action against myself for any reason whether originating in the past or otherwise.

On this basis I hereby provide to Shannon my promise and agreement to cooperate in the immediate transfer and or storage of the books and records of Shannon to Mr. Clements or his designate. I further agree to cooperate with the Board of Directors of Shannon as and when required.


Yours truly,

/s/      BLAIR COADY
--------------------
         Blair Coady


HANDWRITTEN ADDENDUM

Forming part of my resignation as outlined above and to be included therein is my resignation as Chief Financial Officer of Shannon International Inc.

B.C.